FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card to shareholders dated November 26, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 26, 2008

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 30, 2008

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 30, 2008, at 11:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Report on business for the year ended December 31, 2007 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2007.

2.	Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

3.	Renominate five members of the board of directors for a one year term and fix their compensation.

4.	Subject to his renomination as director pursuant to item (iii) above, to renominate Mr. Amiram Levinberg, our Chief Executive Officer, as Chairman of the board of directors.

5.	Approve an issuance of options to Mr. Amiram Levinberg, Chairman of the board of directors and Chief Executive Officer of the Company.

6.	Renominate one of our external directors for an additional 3-year term and fix the compensation of the external directors.

7.	Approve an amendment to Section 39 of the Articles of Association of the Company to increase the minimum share ownership required for the appointment of a director.

8.	Approve the increase of the authorized share capital of the Company in an amount of NIS 6,000,000, par value of NIS 0.20 per share to be divided into 30,000,000 ordinary shares.

        Pursuant to our Articles of Association, the board of directors has fixed the close of business on November 28, 2008 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on December 29, 2008, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the board of directors, Amiram Levinberg Chairman of the board of directors

November 26, 2008

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 30, 2008

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 30, 2008, at 11:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about November 26, 2008.

        At the Meeting, our shareholders will be asked to:

(i)	Report on business for the year ended December 31, 2007 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2007.

(ii)	Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

(iii)	Renominate five members of the board of directors for a one year term and fix their compensation.

(iv)	Subject to his renomination as director pursuant to item (iii) above, to renominate Mr. Amiram Levinberg, our Chief Executive Officer, as Chairman of the board of directors.

(v)	Approve an issuance of options to Mr. Amiram Levinberg, Chairman of the board of directors and Chief Executive Officer of the Company.

(vi)	Renominate one of our external directors for an additional 3-year term and fix the compensation of the external directors.

(vii)	Approve an amendment to Section 39 of the Articles of Association of the Company to increase the minimum share ownership required for the appointment of a director.

(viii)	Approve the increase of the authorized share capital of the Company in an amount of NIS 6,000,000, par value of NIS 0.20 per share to be divided into 30,000,000 ordinary shares.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on December 29, 2008, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on November 28, 2008, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        All of the resolutions being proposed to the shareholders, other than items (iv) and (vi), require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting.

        Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the renomination of our Chief Executive Officer as Chairman of the board of directors pursuant to item (iv) on the agenda for the Meeting requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least two-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. As of the date hereof, we do not have any controlling shareholders within the meaning of the Companies Law.

        In addition, under the Companies Law, the election of the nominee for external director and fixing the compensation for the external directors pursuant to item (vi) on the agenda for the Meeting requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. As of the date hereof, we do not have any controlling shareholders within the meaning of the Companies Law.

        The votes of all shareholders voting on the matters, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-quarter of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-quarter of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned and reconvened one hour later, at the same place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of October 31, 2008, the Company had 40,048,591 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS EXCEPT FOR ITEM I WHICH IS A NON-VOTING PROPOSAL.

CONSIDERATION OF THE AUDITORS’ REPORT AND THE
CONSOLIDATED FINANCIAL STATEMENTS

        Our board of directors recommends that the shareholders receive and consider the Auditors’ Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2007. Gilat’s 2007 Consolidated Financial Statements are published as part of our 2007 annual report on www.gilat.com. A shareholder interested in receiving a copy free of charge may refer to the Company’s corporate secretary, for such purpose.

        Upon the receipt of a properly signed and dated proxy and compliance with the required quorum, the 2007 Consolidated Financial Statements will be received and considered by the shareholders. No Vote shall be required.

I.	APPOINTMENT OF INDEPENDENT AUDITORS

        Our board of directors recommends that the shareholders reappoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders. Our board of directors further recommends that the shareholders authorize the audit committee of the board of directors to determine the basis of such firm’s compensation.

PROPOSAL NO. 1

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

II	RENOMINATION OF FIVE DIRECTORS AND FIXING THEIR COMPENSATION

        Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next. As such, five out of our current seven directors are standing for re-nomination. It is the intention of the persons named in the proxy to vote for the re-nomination of the nominees named below. Gilat is unaware of any reason why any of the nominees, if re-nominated, should be unable to serve as a director. All nominees listed below have advised the board of directors of Gilat that they intend to serve as director if re-nominated.

        Nominees for the Board of Directors of the Company

        The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Name	Age

Jeremy Blank(1)	29
Udi Ganani(2)	56
Amiram Levinberg(3)	53
Karen Sarid(4)	57
Izhak Tamir(5)	55

    (1)        Jeremy Blank, age 29, is the sole principal of J Blank Management Ltd, a company which provides advisory services to York Capital Management (“York”). Previously, Mr. Blank served as a Vice President within York. York is a private investment fund based in New York with approximately $6 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance. Mr. Blank has served on our board since July, 2005.

    (2)        Udi Ganani, age 56, has served on our board since July 2005. Dr. Ganani currently serves as Chairman of the boards of TraceGuard Technologies Inc., (OTCBB:TCGD). The company is involved in Explosive Detection equipment for airports and other security facilities. He served as the chief executive officer of the company between 2006-2008. He is also the chief executive officer and president of Rabintex Industries Ltd. (TASE:RBNT). Rabintex deals with personal protection gear and army vehicles modifications. The company is based in Israel and in Detroit, MI. He is the chairman of the board of Bird Aerosystems Ltd. A private company that develops and supplies anti missiles protection systems for helicopters and fixed wing military and civilian aircrafts. He is the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute..He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion  – Israel Institute of Technology in Haifa, Israel (1973).

    (3)        Amiram Levinberg, age 53, co-founded our company and served as a director on our board since its inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and Chief Executive Officer from July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. In this capacity, he supervised the development of the OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion – Israel Institute of Technology. Mr. Levinberg serves as an independent director on board of Orkit Communications Ltd. (NASDAQ: ORCT), an Ethernet transport solutions provider, Cardboard Industries and Kargal, a cardboard manufacturer in Israel and Kasamba, an internet company offering online professional expert advice.

    (4)        Karen Sarid, age 57, has served on our board since July, 2005. Ms. Sarid currently serves as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel. Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd. (NASDAQ: LNOP) from 1993 through 1996. Ms. Sarid currently serves as a director of LanOptics and as chair of its audit committee. Ms Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN) and Audiocodes Ltd.. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

    (5)        Izhak Tamir, age 55, has served on our board since July, 2005. Mr. Tamir, a co-founder of Orckit, has been President and a Director of Orckit since its founding in 1990. He currently serves as Chairman of the Board of Orckit. Mr. Tamir served as a Director of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer since August 2003.

        The members of the board of directors (excluding the current Chairman of the board of directors and excluding external directors, the compensation of whom is described in proposal No. 6 herein) who are not employees of the Company currently receive annual compensation in the amount of $20,000 plus $300 for each board or committee meeting attended, provided that the board member is a member of such committee and an additional $300 for each board or committee meeting attended which extends beyond four hours. The directors are also compensated for telephonic participation in board and committee meetings in an amount of 50% of what is received for physical participation.

        The board of directors recommends that the shareholders approve a resolution authorizing the following remuneration to the non-employee directors of the Company (excluding the current chairman of the board of directors and excluding external directors): (i) the annual compensation shall be NIS 80,000 (currently equivalent to approximately $20,000) per director per year of service; (ii) the per meeting remuneration shall be modified to match the compensation offered to our external directors under the Regulations as follows: NIS 1,600 (currently equivalent to $400) for each board or committee meeting attended, provided that the board member is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation; (all amounts in items (i), (ii) and (iii) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time) and (iv) a one-time grant of 50,000 options to be granted to each of the non-employee directors. The options will vest ratably, each quarter over a three year period, commencing from the date of the Meeting. The exercise price of the options will be the higher of (i) the closing price per share of the Company’s ordinary shares on the NASDAQ National Market on the date of the shareholder approval; and (ii) $4.00 per share. The options shall be allocated from the Section 102 Stock Option Plan (2003). The compensation offered to our non-employee directors who are not external directors is equal to the compensation offered to our external directors under item (vi).

PROPOSAL NO. 2

        At the meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the re-nomination of each of the nominees to the board of directors, and the fixing of their compensation as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated November 25, 2008, be, and hereby is, approved.”

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III.	RENOMINATION OF OUR CHIEF EXECUTIVE OFFICER AS CHAIRMAN OF THE BOARD OF DIRECTORS

        According to the Companies Law, if the Chairman of the board of directors of a public company is to serve the same company as chief executive officer, such appointment shall be limited to three years periods and requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least two-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

        Mr. Amiram Levinberg has served as the Company’s Chairman and chief executive officer since July 2005 and the board of directors unanimously recommends to the shareholders to ratify his re-appointment to serve also as our Chairman of the board of directors, for an additional three year term as of the date of the Meeting.

PROPOSAL NO. 3

        The board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, to ratify the nomination by the board of directors of Mr. Amiram Levinberg, Chief Executive Officer, to serve also as the Chairman of the Board of Directors for an additional three year period.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

IV.	APPROVAL A GRANT OF OPTIONS TO MR. AMIRAM LEVINBERG, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

        The board of directors will present at the Meeting for shareholder approval a resolution approved by the audit and compensation committees and the board of directors authorizing an issuance of options to Mr. Amiram Levinberg as part of his remuneration to the Company as Chief Executive Officer. Mr. Amiram Levinberg was nominated chairman of our board of directors on July 18, 2005. His appointment as Chief Executive Officer of the Company was approved by shareholders on August 30, 2005 and is up for reapproval to serve as our Chairman pursuant to proposal 3 in this proxy statement. His employment agreement was approved in December 2005 and then extended for an additional one-year term in May 2008. The terms of his compensation have remained unchanged for this period. The board of directors and the audit and compensation committees have proposed for shareholder approval a grant of options to purchase 300,000 ordinary shares of the Company, which will vest ratably, each quarter over a three year period. The exercise price of the options will be the higher of (i) the closing price per share of the Company’s ordinary shares on the NASDAQ National Market on the date of the shareholder approval; and (ii) $4.00 per share. The options shall be allocated from the Section 102 Stock Option Plan (2003).

PROPOSAL NO. 4

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, that the proposed terms for a grant of options to Mr. Levinberg for his services to the Company as chief executive officer as presented and described in the Company’s Proxy Statement dated November 25, 2008, be, and hereby are, approved.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

V.	RENOMINATION OF AN EXTERNAL DIRECTOR AND FIXING THE COMPENSATION FOR EXTERNAL DIRECTORS

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

—	the company;
—	any entity controlling the company; or
—	any entity controlled by the company or by a controlling entity.

The term affiliation includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that makes its first public offering of shares.

        No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his position or business might interfere with his ability to serve as a director.

        The initial term of an external director is three years and may generally be extended for one additional period of three years. Each committee of a company’s board of directors is required to include at least one external director.

        The initial term of one of our external directors, Leora Meridor, expired on August 30, 2008. It is proposed to re-nominate Ms. Meridor to serve as an external director pursuant to the Companies Law. The second term of directorship of Ms. Meridor, if re-nominated, will begin on the date of the Meeting for a period of three years.

        The Company has received a declaration from Ms. Meridor, confirming her qualification under the Companies Law to be elected as an external director of the Company. Under the Companies Law, an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law). The Board of Directors is required to determine (based in criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that Leora Meridor possesses “professional qualifications”.

        The remuneration of external directors of an Israeli company is regulated by the Israeli Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended. Under the Israeli Companies Law and pursuant to a recent amendment to the Regulations, a company is generally required to pay its external directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board committee meetings) in the manner set forth in the Regulations.

        A nominee for external director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. Also, the compensation paid to each of a company’s external directors must be the same, regardless of the form of compensation, except that expert external directors may receive higher compensation than non-experts.

        The Company’s Audit Committee and Board have approved to pay to Ms. Meridor, effective as of her election as an external director and for the duration of her service in such capacity and in accordance with the Regulations, compensation in the form of the an annual fee of NIS 80,000 (currently equivalent to approximately $20,000) and a per meeting of board or of committee of the board attendance fee of NIS1,600 (currently equivalent to approximately $400), as well as compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation. Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time. This compensation is identical to the compensation provided to our other external director, Mr. Haim Binyamini.

        In addition, the Company’s Audit Committee and Board have approved to grant to each of the external directors a one-time grant of 50,000 options. The options will vest ratably, each quarter over a three-year period, commencing from the date of the meeting with respect to Leora Meridor and with respect to Haim Benjamini, commencing May 28, 2008, when he began his second three-year term as external director.

        Provided that the requirements for payment of the minimum annual and per meeting attendance fees are met, a company may elect to also compensate its external directors in the form of a grant of securities. Such grant of securities must be made under a compensation plan that includes all of the company’s office holders and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Regulations, provided that the company has at least two “other directors,” which the Company does. The term “other director” generally refers to a director who is not an external director, a controlling shareholder, an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company, or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes except for purposes of determining the proportionate compensation offered to the external directors in the form of securities). The securities awarded to the external directors may not be less than the securities awarded to any “other director” nor may the award exceed the average securities awarded to all of the “other directors,” and shall be paid at the same time that compensation is awarded to the “other directors.”

        As described above, according to the Regulations, the terms of compensation of an external director may not be modified during the three year term other than to conform to the terms of a newly appointed external director, provided that such modification is beneficial to the serving external director. Furthermore, all of the external directors must receive the same remuneration. The grant of additional compensation in the form of options, to Mr. Binyamini, our serving external director, as proposed to be provided to Ms. Meridor will be beneficial to him and therefore is permitted under the Regulations.

        The following is a brief biography of Ms. Meridor, based upon the records of the Company and information furnished to it by her.

        Dr. Leora (Rubin) Meridor has served on our board since August 2005. Dr. Meridor is a business and financial consultant and serves on the board of Teva Pharmaceutical Industries Ltd. Between 2001 and 2004. Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd. Between 1996 and 2000 she served as Senior Vice President, Head of Credit & Risk Management Division of the First International Bank. From 1992 to 1996 she served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc in Mathematics and B.Sc. in Mathematics and Physics, all from the Hebrew University in Jerusalem. Her studies include a post doctoral year at Massachusetts Institute of Technology.

Required Vote:

        The election of external directors requires the affirmative vote of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as defined in the Companies Law) voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

PROPOSAL NO. 5

It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that Leora Meridor is hereby appointed to serve for a second term as an external director of the Company in accordance with the Israeli Companies Law, for a period of three years to commence on the date of the Meeting, during which she and Haim Benjamini, the Company’s additional external director, will be entitled to compensation as set forth in the Company’s Proxy Statement dated November 25, 2008.

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

VI.	APPROVAL OF THE INCREASE OF THE MINIMUM SHARE OWNERSHIP REQUIRED FOR THE APPOINTMENT OF A DIRECTOR FROM 7% TO 14% OF THE ISSUED AND OUTSTANDING ORDINARY SHARES OF THE COMPANY

        Our articles of association currently provide that each beneficial owner of seven percent (7%) or more of the issued and outstanding ordinary shares of the Company is entitled to appoint one (1) director. Our board of directors recommends modifying the articles of association such that each beneficial owner of fourteen percent (14%) or more of the issued and outstanding ordinary shares of the Company shall be entitled to appoint one (1) director.

        The board of directors believes that an increase in the minimum share ownership required for appointment of a director would be in the Company’s interest and more accurately reflect representation on the board by virtue of share ownership.

PROPOSAL NO. 6

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED,to replace Article 39 of the Company’s Articles of Association, with the new Section 39, attached as Exhibit A to the Company’s Proxy Statement dated November 25, 2008".

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VII.	APPROVAL OF AN INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

        Our authorized share capital is currently NIS 12 million, and is comprised of 60,000,000 ordinary shares, par value NIS 0.20 per share, out of which 40,048,591 ordinary shares were issued and outstanding as of October 31, 2008 and 4,599,145 shares were underlying outstanding options and convertible bonds as of October 31, 2008.

        Our board of directors recommends that shareholders approve an increase of the authorized share capital of the Company in the amount of NIS 6 million, par value of NIS 0.20 per share to be divided into 30,000,000 ordinary shares, and to authorize the board of directors to implement such increase. Following this increase, if approved by the shareholders at the Meeting and unless otherwise determined by the Board, the total authorized capital of the Company will be NIS 18,000,000, divided into 90,000,000 ordinary shares, par value NIS 0.20 per share.

        Our board of directors believes that the approval of the proposal is in the best interests of the Company. Specifically, the increase will ensure that the Company has sufficient authorized shares available for raising capital, issuance in connection with mergers and acquisitions and the adoption of additional stock incentive plans, if the Company decides to do so in the near future.

        Israeli law and our articles of association require the affirmative vote or our shareholders to effect an increase in the authorized share capital of the Company.

PROPOSAL No. 7

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, to increase the authorized share capital of the Company to NIS 18 million and the number of authorized ordinary shares of the Company to 90,000,000 shares, NIS 0.20 par value per share.”.

“RESOLVED FURTHER, to replace Article 4(a) of the Company’s Articles of Association such that Article 4(a) shall read as follows:

“The authorized share capital of the Company is NIS 18,000,000 divided into 90,000,000 (eighty million) ordinary shares, par value NIS 0.20 per share.”

“RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VIII.	ADDITIONAL INFORMATION

Principal Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of October 31, 2008 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 40,048,591 ordinary shares outstanding as of October 31, 2008. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)(2)(3)	8,121,651	20.3%
Mivtach Shamir Finance Ltd. (1)(4)	2,216,945	5.54%
All officers and directors as a group
(12 persons)(5)	2,875,772	7.18%

(1)	Based on Schedule 13D or 13G filings and reports provided to the Company.

(2)	York is an investment fund based in New York with approximately $6 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.

(3)	Based on a Schedule 13D filed on December 20, 2006 and amendments to such filling, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(4)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(5)	Includes all existing directors and executive officers in possession of options and/or shares as of October 31, 2008.

IX.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

EXHIBIT A

        “39. Election and Removal of Directors.

        (a) Each beneficial owner (as defined below) of fourteen percent (14%) or more of the issued and outstanding ordinary shares of the Company (“Appointing Shareholder”) shall be entitled to appoint one (1) individual to the Company’s board of directors (an “Appointed Director”). So long as the ordinary shares of the Company are listed for trading on the Nasdaq National Market or Nasdaq Small Cap Market, the Company’s board of directors may at any time in its sole discretion determine that only a person who qualifies as an “independent director” as provided under the Nasdaq rules then in effect shall be eligible to serve as an Appointed Director. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

        For the purposes of this sub-article 39(a) a “beneficial owner” of ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares. All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition.

        For the purposes of this sub-article 39(a) an “affiliate” means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity; “control” shall have the meaning ascribed to it in the Israeli Securities Law – 1968.

        (b) Not later than 60 days prior to the contemplated date of the Annual General Meeting of the Company, the Company shall send a notice to each beneficial owner of 14% or more of the issued and outstanding ordinary shares, who at such time has a Schedule 13D (or amendment thereto) on file with the United States Securities and Exchange Commission (“SEC”), informing such beneficial owner(s) of the contemplated date of such Annual General Meeting, any requirement for the Appointed Directors to qualify as “independent directors” and referring such beneficial owner(s) to the provisions of this Article 39. The appointment of the Appointed Directors shall be made by delivery to the Company, not later than 45 days prior to the contemplated date of the Annual General Meeting as set forth in the notice delivered by the Company, of a letter of appointment (“Letter of Appointment”) specifying the full legal name of the Appointing Shareholder, the number of ordinary shares beneficially owned by such Appointing Shareholder on the date which is 45 days prior to the contemplated date of the Annual General Meeting, the name, address and identity number or passport number of the Appointed Director and a written consent of the Appointed Director to serve as such. The Letter of Appointment shall be accompanied by evidence reasonably satisfactory to the Company of the number of ordinary shares beneficially owned by the Appointing Shareholder and by a written undertaking, in a form acceptable to the Company, to comply with the obligations set forth in sub-article 39(d) below. Notwithstanding anything to the contrary in these Articles, the board of directors shall not include more than four (4) Appointed Directors. Consequently, if more than four (4) Letters of Appointment have been received by the Company as specified above, only the four Appointing Shareholders that beneficially own the greatest number of ordinary shares, out of all Appointing Shareholders that delivered a Letter of Appointment, shall be entitled to appoint an Appointed Director.

        (c) The appointment of any Appointed Director shall take effect at the adjournment of the first Annual General Meeting which takes place following delivery of the Letter of Appointment with regard to such Appointed Director.

        (d) As a condition to the appointment of an Appointed Director, any Appointing Shareholder that delivers to the Company a Letter of Appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC disclosing any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The delivery to the Company of a Letter of Appointment shall constitute a representation and warranty by the Appointing Shareholder that its percentage of beneficial ownership of the ordinary shares is as set forth in its Schedule 13D (or amendment thereto) on file with the SEC. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such Appointing Shareholder that results in the reduction of its beneficial ownership to below the percentage indicated in sub-article 39(a) above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the Appointing Shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.

        (e) The office of each Appointed Director will expire on the earliest to occur of any of the following events:

(i) At the election of the board of directors, at its sole discretion, at any time after the holdings of the shareholder who appointed such Appointed Director fall below 14% of the issued and outstanding ordinary shares;

(ii) Upon the removal of the Appointed Director by the Appointing Shareholder;

(iii) When the Appointed Director ceases to qualify as an “independent director” as referenced in sub- article 39(a) above.

(iv) Upon the occurrence of any of the events set forth in sub-article 39(g) or Article 42 below.

For the removal of doubt, the provisions of Article 41 shall apply to any vacancy created by the expiration of the office of an Appointed Director.

        (f) In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors actually appointed shall be (i) nine, if four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting; or (ii) seven, if fewer than four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting. Notwithstanding the aforesaid, at any Annual General Meeting at the adjournment of which the appointment of one or more Appointed Directors becomes effective, ordinary shares constituting 14% of the issued and outstanding shares of the Company held by each Appointing Shareholder which actually appoints an Appointed Director shall not be taken into consideration in calculating such Appointing Shareholder’s vote for the purposes of the election of directors under this Article 39(f).

        (g) Each director shall serve, subject to Article 42 hereof, and, with respect to a director appointed pursuant to Article 41 hereof, subject to such Article, until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected pursuant to this Article 39 or Article 41 hereof, or her/his earlier removal pursuant to this Article 39(g) below. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting at such General Meeting shall be entitled to remove any director(s) other than Appointed Directors (unless pursuant to circumstances or events provided by the Law) from office, to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors.

        (h) Subject to the number of directors determined pursuant to Article 38 above, the directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body. Any director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

(i) The election, qualification and removal of Outside Directors shall be governed by the applicable provisions of the Law.”

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 30, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 7. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1) RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company's shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors..

		FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) RESOLVED, that the renomination of each of the nominees for election to the board of directors and their compensation, as presented to the Meeting of Shareholders and described in the Company's Proxy Statement, be, and hereby is, approved .

		FOR ☐	AGAINST ☐	ABSTAIN ☐

	(3) RESOLVED, that the renomination of Mr. Amiram Levinberg, the Company CEO, as Chairman of the board of directors, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) RESOLVED, that the issuance of options to the Company's Chief Executive Officer and Chairman of the Board of Director, Mr. Amiram Levinberg, as described in the Company's Proxy Statement be, and hereby is, approved..

		FOR ☐	AGAINST ☐	ABSTAIN ☐

(5) RESOLVED, that the renomination of one of our external directors to the board of directors for an additional 3 years and compensation of the external directors, as presented to the Meeting of Shareholders and described in the Company's Proxy Statement, be, and hereby is, approved.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

(6) RESOLVED, that the amendment to Section 39 of the Articles of Associations of the Company to increase the minimum share ownership required for the appointment of a director be, and hereby is, approved..

		FOR ☐	AGAINST ☐	ABSTAIN ☐

(7) RESOLVED, that the increase of the authorized share capital of the Company in an amount of NIS 6,000,000, par value of NIS 0.20 per share, divided into 30,000,000 ordinary shares be, and hereby is, approved..

		FOR ☐	AGAINST ☐	ABSTAIN ☐

PLEASE INDICATE BELOW (REGARLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHTHER OR NOT YOU FALL INTO THE FOLLOWING CATEGORY. IF YOU DO NOT INDICATE BELOW, YOUR VOTE WILL NOT BE COUNTED FOR THE PURPOSE OF ITEM 4 AND 6 ABOVE.
I am a person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of the Company.

	I FALL within the above category	YES ☐	NO ☐

To change the address on you account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method

☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 30, 2008

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on December 30, 2008 at 11:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on December 29, 2008, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)